SECURITIES AND EXCHANGE COMMISSION
<P>
              AMENDMENT NO. 1 TO SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
<P>
                 I-INCUBATOR.COM, INC.
                     COMMON STOCK
<P>
                      57632T 10 2
                     (CUSIP NUMBER)
<P>
             1221 Brickell Avenue, Suite 900
                   Miami, Florida 33131
<P>
                      October 4, 1999
    -----------------------------------------------------
    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
<P>
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
<P>
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
<P>
      The Farkas Group, Inc.
<P>
(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
<P>
(3) SEC Use Only
<P>
(4) Source of Funds (See Instructions): PF
<P>
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
<P>
(6) Citizenship or Place of Organization: Florida
<P>
Number of Shares Beneficially Owned by Each Reporting Person
With
<P>
(7) Sole Voting Power: 3,300,000 (1,000,000 shares as of
    10/4/99)
<P>
(8) Shared Voting Power: 0
<P>
(9) Sole Dispositive Power: 3,300,000 (1,000,000 shares as
    of 10/4/99)
<P>
(10) Shared Dispositive Power: 0
<P>
(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 3,300,000 (1,000,000 shares as of 10/4/99)
<P>
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
<P>
(13) Percent of Class Represented by Amount in Row (11):
                         25.23% as of October 4, 1999
                         13.57% as of October 18, 2000
<P>
(14) Type of Reporting Person: CO
<P>
ITEM 1. SECURITY AND ISSUER.
<P>
i-Incubator.com, Inc.
Common Stock, $.0001 par value.
1221 Brickell Avenue, Suite 900
Miami, Florida 33131
<P>
ITEM 2. IDENTITY AND BACKGROUND.
<P>
(a) Name:         Michael D. Farkas, President
<P>
(b) Address:      1221 Brickell Avenue, Suite 900
                  Miami, Florida 33131
<P>
(c) The Farkas Group, Inc. is a private investment holding
company.
<P>
(d) None.
<P>
(e) None.
<P>
(f) Citizenship. N/A
<P>
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
<P>
The Reporting Person, The Farkas Group, Inc., purchased 1,100,000 shares from the Issuer on January 11, 1999, for $110 based on a price of $0.0001 par value per share. Such shares were issued in reliance on the exemption under
Section 4(2) of the Securities Act of 1933, as amended (the "Act") and were restricted in accordance with Rule 144 of the Act. On November 11, 1999, the issuer approved of a 3-1 forward stock split. As a result of the stock split, the Reporting Person is the holder of 3,300,000 shares of common stock.
<P>
ITEM 4. PURPOSE OF TRANSACTION.
<P>
The acquisition by the Reporting Person is based on the Issuer's status as a Reporting Company. On August 5,1999, the Issuer filed a Form 10-SB with the Securities and Exchange Commission, which became effective on October 4, 1999. At that point, the Reporting Person held 1,100,000 shares of Common Stock of the Issuer, which represented 25.23% of the issued and outstanding shares of the Issuer. Due to the forward stock split on November 11, 1999, The Farkas Group, Inc. held 3,300,000 shares of common stock of the Issuer, which represented 13.57% of the issued and outstanding shares of the Issuer.
<P>
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
<P>
The Farkas Group, Inc. currently holds 3,300,000 of the issued and outstanding common shares of the Issuer, or 13.57% of the issued and outstanding shares.
<P>
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
<P>
The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.
<P>
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
<P>
None
<P>
                        SIGNATURE
<P>
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
<P>
Date: December 5, 2000     Signature: /s/ Michael D. Farkas
                                    -----------------------
                                          MICHAEL D. FARKAS
                                          President
<P>